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                                        Filed by: Key Production Company, Inc.
                                        This communication is filed pursuant to
                                        Rules 165 and 425, as promulgated under
                                        the Securities Act of 1933, as amended.

                                        Subject Company: Columbus Energy Corp.
                                        Commission File No. 001-9872
--------------------------------------------------------------------------------

CONTACT: Paul Korus                               FOR RELEASE AT 3:00 P.M. (MT)
         (303) 295-3995                           Thursday, November 2, 2000


            KEY REPORTS FOURTH CONSECUTIVE QUARTER OF RECORD EARNINGS
               Third Quarter 2000 Earnings Rise to $0.67 Per Share


DENVER - Key Production Company, Inc. (NYSE: KP) today reported that strong oil and gas prices combined with rising production volumes boosted third quarter 2000 net income by 380 percent to $8.5 million, or $0.67 per share. Key earned $1.8 million, or $0.15 per share, in the third quarter of 1999.

For the nine months ended September 30, 2000, Key's earnings total $18 million, or $1.45 per share, compared with net income of $3.1 million, or $0.26 per share, for the same nine months of last year.

"Reflecting the dual benefits of rising production and prices, Key reported its fourth consecutive quarter of record earnings and cash flow," said F.H. (Mick) Merelli, chairman and chief executive officer. "Our ability to consistently grow production volumes through drilling also confirms that Key's regional exploration programs continue to provide a solid platform for long-term profitable growth."

Cash flow from operations (before changes in operating assets and liabilities) in the latest quarter nearly doubled to $21.9 million, or $1.72 per share, up from $11.0 million, or $0.90 per share, in the prior-year period. For the first nine months of 2000, Key's operations have generated nearly $52.6 million of cash flow, or $4.24 per share.

Revenues grew 73 percent during the third quarter to $27.4 million. The growth in revenues is the result of 8 percent production volume growth and significantly higher oil and gas prices. Key realized an average oil price of $30.55 per barrel, up 55 percent from $19.65 per barrel in the prior-year period. Natural gas prices increased 64 percent to $4.14 per thousand cubic feet
(Mcf) from $2.52 per Mcf in the third quarter of 1999.

Combined oil and gas production in the third quarter averaged 64.8 million cubic feet equivalent (MMcfe) per day, versus output of 60.1 MMcfe in the same three-month period of 1999. Gas volumes increased 6 percent to 39.4 million cubic feet (MMcf) per day and oil output rose 11 percent to 4,242 barrels per day. Key's volume growth is largely the result of new wells drilled in western Oklahoma and the Mississippi Salt Basin.

Year to date, the company has participated in drilling 75 wells, with an overall success rate of 81 percent. Twenty-four of the 31 wells drilled during the third quarter were successful. Our drilling efforts remain concentrated in the Mid-Continent and Gulf Coast regions. Of the 33 wells we drilled in the Mid-Continent region thus far in 2000, 27 have been completed or are in the process of being completed. Fifteen successful wells were drilled in the Gulf Coast area, with only two dry holes.

Through the first nine months of 2000, exploration and development expenditures amounted to $40.5 million, up from $23.4 million during the same time period last year. In addition to funding a higher level of reinvestment, we have used $11 million of our net cash provided by operating activities to pay down debt. As of September 30, 2000, we had long-term debt of $49.0 million and a debt to total book capitalization ratio of 33 percent.

Key will conduct a conference call on Friday, November 3 at 9:00 am MT. Interested parties may access the call by dialing (800) 881-5262 and requesting the Key Production Company, Inc. teleconference. A replay of the call will be available through November 10, 2000 and may be accessed by dialing (800) 642-1687, reservation number 997441.

Key is an independent natural gas and crude oil exploration and production company. Headquartered in Denver, the company's operations are focused in the Anadarko Basin of Oklahoma, the Rocky Mountains, the Sacramento Basin of northern California, the Hardeman Basin of north-central Texas and the Gulf Coast of Texas, Louisiana and Mississippi.

Financial statements follow.



                                                  KEY PRODUCTION COMPANY, INC.
                                                 SUMMARY FINANCIAL INFORMATION
                                                          (Unaudited)


                                                             For the Three Months                    For the Nine Months
                                                              Ended September 30,                    Ended September 30,
                                                            2000           1999                    2000           1999
                                                          -----------    -----------             -----------    -----------

SUMMARY OF OPERATIONS
(In thousands, except per share data)

Revenues:
   Gas sales                                              $    15,005    $     8,628             $    34,749     $   21,439
   Oil sales                                                   11,925          6,904                  32,211         15,448
   Plant products                                                 356            203                   1,194            512
   Other                                                           68             93                     277            318
                                                          -----------    -----------             -----------     ----------
                                                               27,354         15,828                  68,431         37,717
                                                          -----------    -----------             -----------     ----------

Operating expenses:
   Depreciation, depletion
     and amortization                                           8,917          8,277                  25,181         20,209
   Lease operating                                              2,524          2,419                   8,238          6,392
   Production taxes                                             1,058          1,010                   2,302          2,411
   General and administrative                                     758            607                   2,179          1,825
                                                          -----------    -----------             -----------    -----------
                                                               13,257         12,313                  37,900         30,837
                                                          -----------    -----------             -----------     ----------

Operating income                                               14,097          3,515                  30,531          6,880
                                                          -----------    -----------             -----------     ----------

Financing costs:
   Interest expense                                             1,099          1,093                   3,338          3,011
   Capitalized interest                                          (459)          (361)                 (1,194)        (1,008)
   Interest income                                                (53)           (75)                   (134)          (144)
                                                          -----------    -----------             -----------     ----------
                                                                  587            657                   2,010          1,859
                                                          -----------    -----------             -----------     ----------

Income before income taxes                                     13,510          2,858                  28,521          5,021

Provision for income taxes                                      4,999          1,086                  10,553          1,908
                                                          -----------    -----------             -----------     ----------

Net income                                                $     8,511    $     1,772             $    17,968     $    3,113
                                                          ===========    ===========             ===========     ==========

Basic earnings per share                                  $       .69    $       .15             $      1.51     $      .27
                                                          ===========    ===========             ===========     ==========

Diluted earnings per share                                $       .67    $       .15             $      1.45     $      .26
                                                          ===========    ===========             ===========     ==========

Weighted average basic shares                                  12,302         11,535                  11,934         11,526
                                                          ===========    ===========             ===========    ===========

Weighted average diluted shares                                12,725         12,189                  12,384         12,106
                                                          ===========    ===========             ===========     ==========




                                                  KEY PRODUCTION COMPANY, INC.
                                                 SUMMARY FINANCIAL INFORMATION
                                                          (Unaudited)


                                                             For the Three Months                    For the Nine Months
                                                              Ended September 30,                    Ended September 30,
                                                            2000           1999                    2000           1999
                                                          -----------    -----------             -----------    -----------

PRODUCTION AND PRICING DATA

Natural gas production:
    Million cubic feet                                          3,624          3,422                  10,414         10,293
    Average daily volumes, million
      cubic feet per day                                         39.4           37.2                    38.0           37.7
    Average price per thousand
      cubic feet                                          $      4.14    $      2.52             $      3.34    $      2.08

Oil production:
    Barrels                                                   390,300        351,500               1,136,500      1,000,400
    Average daily volumes, barrels
      per day                                                   4,242          3,820                   4,148          3,665
    Average price per barrel                              $     30.55    $     19.65           $       28.34    $     15.44

CASH FROM OPERATIONS
(In thousands)

Net income                                                $     8,511    $     1,772            $     17,968    $     3,113
Depreciation, depletion
    amortization                                                8,917          8,277                  25,181         20,209
Deferred taxes                                                  4,458            972                   9,412          1,707
                                                          -----------    -----------            ------------    -----------
                                                          $    21,886    $    11,021            $     52,561    $    25,029
                                                          ===========    ===========            ============    ===========

CAPITALIZED COSTS INCURRED
(In thousands)

Exploration and development                               $    16,507    $     8,294            $     40,493    $    23,354
Acquisitions                                                        -          1,839                     121          1,919
Property sales                                                   (138)        (1,741)                   (265)        (1,947)


BALANCE SHEET DATA                                                September 30,                        December 31,
(In thousands)                                                        2000                                 1999
                                                              -------------------                   ------------------

Total debt                                                      $     49,000                           $    60,000
Shareholders' equity                                            $    100,494                           $    76,873
Common shares outstanding                                             12,418                                11,587


This news release may contain projections and other forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Any such projections or statements reflect the Company's current views with respect to future events and financial performance. No assurances can be given, however, that these events will occur or that such projections will be achieved and actual results could differ materially from those projected. A discussion of important factors that could cause actual results to differ materially from those projected is included in the Company's periodic reports filed with the Securities and Exchange Commission.



INVESTOR NOTICES

This news release includes "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements, other than statements of historical facts, included in this press release address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future, are forward-looking statements. This includes completion of the proposed merger, reserve estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding proved reserves and future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Readers are referred to the documents filed by Key and Columbus with the SEC, specifically the most recent reports on Form 10-K, 8-K, and 10-Q, including amendments thereto, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

KEY AND COLUMBUS ENERGY CORP. HAVE FILED WITH THE SEC A PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THEIR PROPOSED MERGER. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A
FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY KEY AND COLUMBUS WITH THE SEC AT THE SEC's WEB SITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO KEY) MAY ALSO BE OBTAINED FOR FREE FROM KEY BY DIRECTING SUCH REQUESTS TO KEY PRODUCTION COMPANY, 707 SEVENTEENTH STREET, SUITE 3300, DENVER, COLORADO 80202, ATTENTION: SHARON M. POPE, ASSISTANT CORPORATE SECRETARY; TELEPHONE 303-295-3995. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO COLUMBUS) MAY ALSO BE OBTAINED FOR FREE FROM COLUMBUS BY DIRECTING SUCH REQUEST TO COLUMBUS ENERGY CORP., 1660 LINCOLN STREET, SUITE 2400, DENVER COLORADO 80264; ATTENTION:
MICHAEL M. LOGAN, VICE PRESIDENT AND CORPORATE SECRETARY; TELEPHONE
303-861-5252.

Columbus, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Columbus's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in the proxy statement/prospectus.